

December 1, 2020

Christina Wiater
Senior Vice President and Principal Financial Officer
BrightSphere Investment Group Inc.
200 Clarendon Street, 53rd Floor
Boston, Massachusetts 02116

      Re: BrightSphere Investment Group Inc.
           Form 10-Q for the Quarterly Period Ended September 30, 2020
           Filed November 6, 2020
           File No. 001-38979

Dear Ms. Wiater:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Notes to Condensed Consolidated Financial Statements
3) Divestitures and Assets and Liabilities Held For Sale
Assets and Liabilities Held For Sale
Barrow Hanley, page 14

1.   We note your disclosure of the pending Barrow Hanley sale and your classification of associated assets and liabilities as held for sale. We also note from a July 26, 2020 news article on your website that "[f]ollowing the transactions, [y]our pro forma business will be much more focused on [y]our diversified quantitative and secondary private market strategies". Please provide us with your analysis of ASC 205-20 supporting your conclusion that discontinued operations presentation was not required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit at (202) 551-5909 or Hugh West at (202) 551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance